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                               December 1, 2020

       Carl L. G. Hansen, Ph.D.
       Chief Executive Officer
       AbCellera Biologics Inc.
       2215 Yukon Street
       Vancouver, BC V5Y 0A1

                                                        Re: AbCellera Biologics
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 20,
2020
                                                            Amendment No 1. to
Registration Statement on Form S-1
                                                            Filed November 25,
2020
                                                            File No. 333-250838

       Dear Dr. Hansen:

             We have reviewed your registration statement and amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1 filed November 25, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies and Estimates
       Stock-Based Compensation, page 105

   1. You disclose under this heading and in Note 3. Significant Accounting Policies, Use of
                                                        Estimates that the most
significant estimates in your financial statements relate to the fair value of stock-based
compensation awards. Please include a discussion of your
                                                        accounting for such
items similar to that provided in your response with regards to the valuation of your
stock-based compensation awards.
 Carl L. G. Hansen, Ph.D.
AbCellera Biologics Inc.
December 1, 2020
Page 2
2. We note your response to comment 10 of our letter dated November 1, 2020. Given the significance of the increase between your October 31, 2020 common shares valuation and the mid-point of the preliminary price range in such a short period of time, explain to us in more detail why you did not consider and give more weight to the probability of the following underlying factors in the determination of the fair value of your common shares underlying your stock options granted on October 29, 2020 and November 18, 2020:
             the application by Eli Lilly on October 7, 2020 for Emergency Use Authorization for
              the LY-CoV555 monotherapy to the FDA;
             the October 28, 2020 announcement by Eli Lilly of an agreement with the U.S.
              government to supply 300,000 vials of LY-CoV555 for $375.0 million for which you are eligible to receive royalties in the low- to mid-twenties;
             the granting by the FDA of an Emergency Use Authorization for the LY-CoV555
              monotherapy on November 9, 2020; and
             the process of acquiring Trianni, Inc. which appears to have begun prior to November
              2020.
3. Tell us your consideration for reassessing the fair value of your common shares underlying the options granted on October 29, 2020 and November 18, 2020 considering the proximity of such grants to your IPO and the factors outlined above.
Registration Statement on Form S-1 filed November 20, 2020

Risk Factors, page 15

4. Given the length of your risk factor section, please revise to comply with Regulation S-K
         Item 105 by relocating risks that could generically apply to any registrant or offering to
         the end of the section under the caption    General Risk Factors.
Business
Trianni, page 144
FirstName LastNameCarl L. G. Hansen, Ph.D.
5. We note that there are a number of pending patent applications in foreign jurisdictions.
Comapany   NameAbCellera
       Please                 Biologics
               revise to specifically    Inc. all material foreign
jurisdictions where patent
                                      identify
       applications
December             are pending.
           1, 2020 Page   2
FirstName LastName
 Carl L. G. Hansen, Ph.D.
FirstName  LastNameCarl
AbCellera Biologics  Inc. L. G. Hansen, Ph.D.
Comapany1,
December   NameAbCellera
              2020          Biologics Inc.
December
Page 3     1, 2020 Page 3
FirstName LastName
       You may contact Tara Harkins at 202-551-3639 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      James Xu, Esq.